Klondike Enterprises II, LLC (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2024



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Klondike Enterprises II, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 3, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2024
ASSETS	
Current Assets	
Cash and Cash Equivalents	50
Total Current Assets	50
TOTAL ASSETS	50
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	3,600
Total Current Liabilities	3,600
TOTAL LIABILITIES	3,600
EQUITY	
Member's Contributions	32,900
Accumulated Deficit	(36,450)
Total Equity	(3,550)
TOTAL LIABILITIES AND EQUITY	50

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2024	-	-	-
Capital Contributions	32,900	-	32,900
Net Income (Loss)	-	(36,450)	(36,450)
Ending Balance 12/31/2024	32,900	(36,450)	(3,550)

Statement of Operations

	Year Ended December 31, 2024
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	31,500
General and Administrative	4,950
Total Operating Expenses	36,450
Operating Income (loss)	(36,450)
Earnings Before Income Taxes	(36,450)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(36,450)

Statement of Cash Flows

	Year Ended December 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(36,450)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	3,600
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	3,600
Net Cash provided by (used in) Operating Activities	(32,850)
FINANCING ACTIVITIES	
Contributions to Members	32,900
Net Cash provided by (used in) Financing Activities	32,900
Cash at the beginning of period	-
Net Cash increase (decrease) for period	50
Cash at end of period	50

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Klondike Enterprises II, LLC ("the Company") was formed in Delaware on February 9th, 2024. The Company is a privately held company engaged in the management of Klondike Enterprises Royalties II LP which hold royalty interests in oil and gas properties.

The Company's headquarters is in Southlake, Texas. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company will acquire assets for sale at a fixed fee of 15% of management fee revenues are invoiced to the partnerships on an annual basis and are due 30 days from the invoice date. The revenue is recognized upon invoice date.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company did not have any equity-based compensation as of December 31st, 2024.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2024, the Company does not have any employees. Employee related services are all provided by Prodigy Oil & Gas, LLC ("Prodigy") which is indirectly owned 100% by the same individual who owns the Company. The Company reimbursed $0 of employee-related costs to Prodigy for the year ended December 31, 2024.

As of December 31, 2024, the Company leases office space from Energy Vault AG47 LLC ("Energy Vault"), which is owned 100% by the same individual who owns the Company. The Company paid $0 of rent expense to Energy Vault for the year ended December 31, 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

None.

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership units only by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 3, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.